UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

November 15, 2011

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

press release

Paris, 15 November 2011

France Telecom-Orange and SFR announce agreement to deploy optical fiber beyond very dense areas

France Telecom-Orange and SFR signed an agreement today that marks a major step forward in the deployment of optical fiber outside very densely-populated areas of France.

The agreement is an important milestone because out the 11 million households outside very dense areas that are covered by the fiber deployment plans drawn-up by France Telecom-Orange and SFR, 9.8 million are in agglomerations where both operators have redundant deployment projects. Under the agreement, SFR will serve 2.3 million of these households and France Telecom-Orange will serve 7.5 million.

The initiative by the two groups is a new step following the deployment plans that each submitted to the Commissariat Général à l'Investissement (the State investment agency) in response to the latter’s request for detailed information on its plans to invest in Very High-Speed Broadband networks (Appel à Manifestation d’Intention d’Investissements).

The agreement solidifies the two group’s deployment goals. To avoid project duplication, the agreement designates the operator responsible for deployment in each commune in a way that ensures the best deployment schedule and network coverage with regards to the interests of consumers and local authorities.

To offer diversified services to all consumers, France Telecom-Orange and SFR have made a commitment to maintaining a commercial presence in the areas covered by the agreement, each buying wholesale services from the group that will ultimately deploy the local network. In line with the conditions set-out by the French regulator ARCEP, other market players will also be able to obtain access to the infrastructure deployed by either operator, including through co-financing projects, for their own very high-speed broadband offers.

Each party agrees to cover each commune no later than five years after the deployment process has started.

In the coming days, France Telecom-Orange and SFR will contact representatives of the local authorities concerned by these very high-speed broadband projects. This will enable them to organize the necessary discussions at a local level to ensure the appropriate balance between public and private deployment plans.

In total, including deployment in very densely-populated areas, fiber will reach nearly 60% of all French households by 2020, thanks to private-operator investment.

Each group is prepared to cooperate with local authorities to choose from among many solutions for reaching the remaining 40% of households, in an approach favoring complementary deployment plans and overall efficiency.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: November 15, 2011	By:	/S/ Claire Roblet
	Name:	Claire Roblet
	Title:	Acting Head of Investor Relations